UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES ACT OF 1934
OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-168821
NEWCREST MINING LIMITED
(Exact name of registrant as specified in its charter)
Level 9, 600 St Kilda Road
Melbourne, Victoria 3004 Australia
+61 3 9522 5333
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary Shares
American Depositary Shares (as evidenced by American Depositary Receipts), each representing One Ordinary share
(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☑ (for successor companies)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)
PART I
Item 1. Exchange Act Reporting History
A.	Newcrest Mining Limited (“Newcrest”) is a successor issuer that is filing this Form 15F pursuant to Rule 12h-6(d) and is relying on the reporting history of Lihir Gold Limited (“LGL”), the issuer to which Newcrest has succeeded under Rule 12g-3. On May 4, 2010, Newcrest and LGL entered into a Merger Implementation Agreement under which LGL agreed to merge with Newcrest by way of a Scheme of Arrangement between LGL and LGL’s shareholders. LGL’s shareholders approved the Scheme at a meeting of shareholders held on August 23, 2010 and the National Court of Papua New Guinea issued Court orders approving the Scheme on August 27, 2010. Pursuant to the orders of the National Court, the Scheme became effective on August 30, 2010 with Newcrest completing the acquisition of 100% of the issued capital of LGL on September 13, 2010.

LGL (Commission file number 000-26860) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on or about August 21, 1995 when the registration statement on Form F-1 originally filed with the Securities and Exchange Commission became effective.

B.	LGL has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form. On March 26, 2010, LGL filed its annual report in Form 20-F (for the fiscal year ended December 31, 2009) under section 13(a).

Item 2. Recent United States Market Activity
Newcrest’s securities have not been sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”).
Item 3. Foreign Listing and Primary Trading Market
A.	Newcrest has maintained a listing of its ordinary shares on the Australian Securities Exchange (“ASX”), which is located in the jurisdiction of the Commonwealth of Australia. The ASX constitutes the primary trading market for Newcrest’s ordinary shares. Commencing on August 31, 2010, Newcrest’s ordinary shares were also listed on the Port Moresby Stock Exchange (“POMSoX”), which is located in the Independent State of Papua New Guinea.

B.	Newcrest’s predecessor, Newmont Australia Limited (“NAL”), was established as an Australian subsidiary of Newmont Mining Limited in 1966. NAL’s ordinary shares were initially listed on the ASX on June 4, 1987. Newcrest was formed in 1990 from the merger of NAL and BHP Gold Limited.

Newcrest has maintained a listing of its ordinary shares on the ASX for at least the 12 months preceding the filing of this Form. Newcrest’s ordinary shares commenced trading on POMSoX on a deferred settlement basis on August 31, 2010 with normal settlement trading commencing on September 22, 2010.

C.	During the 12-month period beginning September 1, 2009 and ending August 31, 2010, 100% of trading in the Newcrest’s ordinary shares occurred through the ASX. As noted above, Newcrest’s shares commenced trading on POMSoX on August 31, 2010 (on a deferred settlement basis) although the volume of trading over the 38 days between August 31, 2010 and the date of this Form 15F has been minimal.
Item 4. Comparative Trading Volume Data
Newcrest’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:
A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is September 1, 2009 to August 31, 2010.

B.	During this 12-month period, the average daily trading volume of Newcrest’s ordinary shares in the United States and on a worldwide basis was 52,200 shares and 3,172,840 shares, respectively.

C.	For the same 12-month period, the average daily trading volume of Newcrest’s ordinary shares in the United States represents 1.62%% as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

D.	Not applicable.

E.	Newcrest has not terminated a sponsored American Depositary Receipt (“ADR”) facility regarding its ordinary shares.

F.	Newcrest used Bloomberg as the source of the trading volume information with respect to the ADR facility to determine whether it meets the requirements of Rule 12h-6. Newcrest believes that Bloomberg is a reliable source of trading volume information for Newcrest’s ADR facility in the United States. Newcrest used IRESS as the source of trading volume information with respect to trading on ASX to determine whether it meets the requirements of Rule 12h-6. Newcrest believes that IRESS is a reliable source of trading volume information for trading on ASX.
Item 5. Alternative Record Holder Information
Not applicable.
Item 6. Debt Securities
Not applicable.
Item 7. Notice Requirement
A.	As required by Rule 12h-6(h), Newcrest published a notice disclosing its intent to terminate its duty, as a successor issuer to LGL, to file reports under section 13(a) and section 15(d) of the Exchange Act on October 8, 2010.

B.	The notice was provided in the United States to the Bloomberg newswire service. In addition, the notice is attached as an exhibit to this Form 15F and was posted on Newcrest’s website (http://www.newcrest.com.au).
Item 8. Prior Form 15 Filers
Not applicable.
PART II
Item 9. Rule 12g3-2(b) Exemption
Newcrest will publish the information required by Rule 12g3-2(b)(1)(iii) on its internet website at http://www.newcrest.com. The information is also available on the internet website of the ASX, Newcrest’s primary trading market (http://www.asx.com.au).
PART III
Item 10. Exhibits
Attached as an exhibit to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing Newcrest’s intent to terminate Newcrest’s duty, as a successor issuer to LGL, to file reports under section 13(a) or 15(d) of the Exchange Act or both.
Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Newcrest Mining Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Newcrest Mining Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

NEWCREST MINING LIMITED
By:	/s/ Peter Larsen
Name:	Peter Larsen
Title:	Company Secretary
Dated:	October 8, 2010

Newcrest
Mining
Limited
ACN 005 683 625

to:	Company Announcements Office

from:	Peter Larsen

date:	8 October 2010

subject:	Newcrest to terminate Lihir Gold Limited SEC registration but to maintain Newcrest Level 1 ADR program
Please find attached Market Release for immediate release to the market.
Yours sincerely

Peter Larsen
Deputy Company Secretary

Newcrest to terminate Lihir Gold Limited SEC registration but to maintain Newcrest Level 1 ADR program
Following completion of the merger with Lihir Gold Limited (LGL) on 13 September, 2010, Newcrest Mining Limited (Newcrest) automatically succeeded to LGL’s registration under section 12(g) and its reporting obligations under section 15(d) of the United States Securities Exchange Act of 1934.
Newcrest will shortly file an application with the United States Securities and Exchange Commission to terminate these US registration and reporting obligations.
Termination of these obligations will not affect Newcrest’s Level 1 ADR program in the United States, which will continue to be available as before, for the benefit of US investors.
Newcrest is listed on the ASX and the Port Moresby Stock Exchange.

For further information regarding Newcrest and LGL please contact:
Investor Enquiries	Media Enquiries
Steve Warner	Kerrina Watson
T: +61 3 9522 5316	T: +61 3 9522 5593
E: steve.warner@newcrest.com.au	E: kerrina.watson@newcrest.com.au
This information is available on Newcrest’s website at www.newcrest.com.au